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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
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                               ADAC LABORATORIES
                           (NAME OF SUBJECT COMPANY)

                               ADAC LABORATORIES
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   005313200
                         (CUSIP NUMBER OF COMMON STOCK)

                                R. ANDREW ECKERT
                            CHIEF EXECUTIVE OFFICER
                               ADAC LABORATORIES
                                540 ALDER DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 321-9100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH COPIES TO:
                              PAGE MAILLIARD, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

                                      AND

                            STEVE L. CAMAHORT, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                      ONE MARKET, SPEAR TOWER, 33RD FLOOR
                            SAN FRANCISCO, CA 94105
                                 (415) 947-2000

[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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November 13, 2000

To:  ADAC Laboratories Employees Worldwide
We want to inform you of a most exciting development for ADAC Laboratories.

         Today, ADAC and Philips Medical Systems announced that Philips has agreed to acquire all of ADAC's common stock. Upon closing of the transaction contemplated by this agreement, ADAC will become an integrated part of the worldwide organization of Philips Medical Systems.

         We believe that this agreement is very positive for the employees and customers of both ADAC and Philips. This combination will not only strengthen the breadth and depth of the products and services Philips can offer healthcare providers, but it also reflects our commitment to be a strong, attractive, long-term player in this marketplace while creating an exciting, challenging workplace for our employees.

         This decision by Philips was based on an in-depth analysis of the global healthcare market and ADAC's strong competitive position in that market. This partnership will be a win for all parties. Philips gains significant strength to meet the changing needs of the marketplace and ADAC can remain focused on its key areas of interest and growth.

         As many of you may already be aware, Philips offers a highly respected line of diagnostic imaging systems and services including catherization labs, MR, CT, x-ray and ultrasound. The addition of ADAC employees and products will substantially enrich Philips solutions for cardiologists, radiologists, oncologists and surgeons ---and most importantly patients. ADAC brings a portfolio of three significant product lines together with customer support services including Nuclear Medicine systems, PET Systems and Radiation Therapy Planning and Simulation systems used in imaging and radiation oncology departments, inpatient and outpatient facilities.

         There is an excellent cultural fit between our two companies. Both organizations have a strong history and tradition of excellence and innovation with an emphasis on technology and service. Together, we have the strength and capabilities to become the world's premier healthcare solutions company, dedicated to improving the quality of healthcare and addressing the global demand for integrated healthcare products and services from a broad-based supplier.

         This announcement is only the first step. The transaction is expected to be finalized as rapidly as possible once all the legal, regulatory and government requirements and other closing conditions have been met. At that time, ADAC will become part of Philips and will be known as ADAC, a Philips Medical Systems Company. Until then, each company will continue to operate independently and there will be no changes in operations or in our customer relationships. The integration plans are already being developed, and there will be ongoing communications; including information regarding employee health and welfare benefits.


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         As you can tell by the tone of this communication, all of us are very excited about working together going forward. But, in the end, we know our combined success will rely on the continued outstanding effort of each and every one of you. So thanks in advance as we work through the next several weeks and remember to keep focused on your work and, in particular, our customers.

         Imagine the positive impact we can have on our industry, and our ability to meet all of our customers' needs.

     Yours sincerely,

     Andy Eckert                         Hans Barella
     Chairman & CEO                      President & CEO
     ADAC Laboratories                   Philips Medical Systems




ADAC Laboratories ("ADAC LABORATORIES") shareholders are advised to read the tender offer statement regarding the business combination between ADAC LABORATORIES and Philips Medical Systems. referred to in the letter above, which will be filed by Philips Holding USA Inc. and Philips Medical Acquisition Corporation, a wholly-owned subsidiary of Philips Medical Systems, with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement that will be filed by ADAC LABORATORIES with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to this offer. These documents will be made available to all holders of ADAC LABORATORIES common stock at no expense to them. These documents also will be available at no charge at the SEC's web site at www.sec.gov. The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of ADAC LABORATORIES. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.


         This communication contains forward-looking statements within the meaning of the US Securities Act, including statements regarding the proposed acquisition of ADAC Laboratories by Philips and the future benefits of this transaction. Factors that could cause actual results to differ materially from those contained in such forward-looking statements include, but are not limited to, risks related to the planned acquisition including the inability to close the planned transaction or to achieve expected synergies; the successful integration and market acceptance of the product technologies; and other factors as described in the "Business Considerations" section of ADAC Laboratories' most recent Form 10-Q for the fiscal quarter ended July 2, 2000. All forward-looking statements are based on information available to the company on the date hereof, and the companies assume no obligation to update such statements.


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